03011074

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 3 2003
155

SEC FILE NUMBER
8-38646

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GUZMAN & COMPANY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Brickell Avenue 14th Floor
(No. and Street)

Miami, Florida 33131
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LEOPOLDO E. GUZMAN (305) 374-3600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MORRISON, BROWN, ARGIZ & COMPANY LLP
(Name — if individual, state last, first, middle name)

1001 Brickell Bay Drive, 9th Floor, Miami, Florida 33131
(Address) (City) (State) Zip Code)

CHECK ONE:
- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, LEOPOLDO E. GUZMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GUZMAN & COMPANY, as of December 31, ~~XXX~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

OFFICIAL NOTARY SEAL
ROSARIO HERNANDEZ
COMMISSION NUMBER
CC854296
MY COMMISSION EXPIRES
JULY 13,2003
NOTARY PUBLIC STATE OF FLORIDA

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- XX (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders
Guzman & Company

We have audited the accompanying consolidated statement of financial condition of Guzman & Company and Subsidiaries (the Company) as of December 31, 2002. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Guzman & Company and Subsidiaries at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Morrison, Brown, Argiz & Company

Miami, Florida
February 3, 2003

GUZMAN & COMPANY AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
TABLE OF CONTENTS

GUZMAN & COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS	
Cash	$ 3,868,537
Cash segregated under regulatory requirements	279,029
Deposits with clearing organizations	360,253
Receivable from broker-dealers and clearing organizations	365,284
Other receivables	537,219
Receivables from related party	424,317
Securities owned:	
Marketable, at market value	2,598,271
Not readily marketable, at estimated fair value	140,000
Prepaid expenses and deposits	90,535
Furniture, equipment and leasehold improvements, net	331,211
	$ 8,994,656
LIABILITIES AND STOCKHOLDERS' EQUITY	
Securities sold, not yet purchased, at market	$ 674,503
Accounts payable and accrued expenses	925,964
	1,600,467
SUBORDINATED BORROWINGS	1,000,000
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDERS' EQUITY	
Common stock, par value $1.00 per share, 7,500 shares authorized; 2,000 shares issued and outstanding	2,000
Additional paid-in capital	400,645
Retained earnings	5,991,544
	6,394,189
	$ 8,994,656

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION

Guzman & Company and Subsidiaries (the Company) is a Florida corporation registered with the Securities and Exchange Commission ("SEC") as a broker-dealer, and is a member of the New York Stock Exchange ("NYSE"), the Boston Stock Exchange, the National Association of Securities Dealers, Inc. ("NASD") and the National Futures Association ("NFA").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, and participation in underwriting. All material intercompany balances and transactions are eliminated in consolidation.

B) INVESTMENTS AND RECOGNITION OF COMMISSION INCOME AND EXPENSES

Commission income and related clearing expenses are recorded in the accounts on a settlement date basis, generally the third business day after the trade date of the transaction. Securities transactions for the account of the Company are recorded on a trade date basis.

Marketable securities are recorded at market value, and securities not readily marketable are valued at fair value as determined by management.

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent.

Investment banking transactions are recorded as follows: management fees are recorded on the offering date; sales concessions are recorded on the trade date and underwriting fees are recorded on the date the underwriting is completed and the income is reasonably determinable.

C) COLLATERAL

The Company continues to report assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or repledge the assets or the Company can substitute collateral or otherwise redeem it on short notice.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

D) FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements are stated at cost. Depreciation of these assets is computed over their estimated useful lives, 5 years, on the straight-line method.

Leaseholds are depreciated over the life of the lease. Equipment under capital leases is recorded at the present value of the future minimum lease payments and is being depreciated over its useful life, 5 years.

E) INCOME TAXES

The Company and its stockholders have elected to be taxed as an "S" Corporation under Section 1361 of the Internal Revenue Code. No provision for income taxes has been made in the accompanying financial statements as the tax on their respective share of the Company's earnings is the responsibility of the individual stockholders.

F) ACCOUNTING ESTIMATES

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2002. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

G) IMPAIRMENT OF LONG-LIVED ASSETS

The Company adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Term Assets, on January 1, 2002. SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held for sale; and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The adoption of SFAS No. 144 did not affect the Company's financial statements.

Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

H) RECENTLY ISSUED ACCOUNTING STANDARDS

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002.

NOTE 3 - CONSOLIDATED SUBSIDIARIES

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	Guzman & Company (Broker-Dealer)	Guzman Equity Partners	Other	Total
Total assets	$7,698,835	$1,274,383	$21,438	$8,994,656
Stockholders' Equity	$5,245,091	$1,127,660	$21,438	$6,394,189

The $5,245,091 of stockholder's equity and $1,000,000 of subordinated liabilities of the broker-dealer is included as capital in a consolidated computation of the Company's net capital, because the assets of this Company are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by Rule 15c3-1. The accounts of the other subsidiaries are not included in the computation.

NOTE 4 - CASH SEGREGATED UNDER REGULATORY REQUIREMENTS

Cash of $279,029 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 5 - RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2002 were $365,284.

The Company clears its proprietary and customers' transactions on a fully disclosed basis through various broker-dealers. Pursuant to clearing agreements, the Company is required to maintain a certain minimum capital with various broker-dealers, in the form of either cash or securities. The level is agreed upon from time to time based on the nature of the Company's clearing activities. As of December 31, 2002, the aggregate required minimum level of capital under all clearing agreements was $250,000. The Company complies with clearing broker-dealer requirements for obtaining collateral from customers.

NOTE 6 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, not yet Purchased
Obligations of U.S. government	$ 386,082	$ -
Corporate bonds, debentures and notes	1,448,133	-
Corporate stocks	764,056	674,503
	$ 2,598,271	$ 674,503

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2002, these securities at estimated fair values consist of the following:

Equities	$ 140,000

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include securities purchased and sold on a when-issued basis (when-issued securities). These financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (CONTINUED)

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2002, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2002.

The Company's customer securities activities are provided to a diverse group of governmental, institutional, corporate and individual investors. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various securities underwriting, trading and brokerage activities in which counterparties primarily include broker/dealers, banks, other financial institutions and corporations. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. At various times during the year, the Company had cash deposits in excess of federally insured limits.

NOTE 8 - NET CAPITAL REQUIREMENT

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $250,000 or 6 2/3% of "Aggregate Indebtedness", as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2002, the Company's "Net Capital" was $4,484,944 and the "Required Net Capital" was $250,000. At December 31, 2002, the Company's ratio of aggregate indebtedness to net capital was 0.14 to 1.

NOTE 9 - SUBORDINATED BORROWINGS

The Company entered into a $1,000,000 subordinated loan agreement with its majority stockholder which bears interest at 18% per year and is due July 31, 2003.

The subordinated borrowing is covered by agreements approved by the NYSE and is thus allowable in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid (see NOTE 7).

GUZMAN & COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 10 - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements are summarized as follows:

Furniture and fixtures	$ 17,673
Office equipment	555,431
Leasehold improvements	17,645
Other	110,678
	701,428
Less accumulated depreciation	370,217
	$ 331,211

NOTE 11 - RECEIVABLE FROM RELATED PARTY

The Company has advanced various unsecured amounts to a company related by common ownership. These advances have no definite date of repayment and bear no interest.

NOTE 12 - COMMITMENTS

OPERATING LEASE

The Company is a lessee for certain office space under various real estate lease agreements which expire in 2003 and 2005. The Company also leases other equipment under agreements which expire in 2002. Under these agreements, the Company is committed to future minimum rentals as follows:

2003	$ 36,000
2004	28,000
2005	9,000

NOTE 13 - EMPLOYEE BENEFIT PLANS

The Company has a profit sharing plan and 401(k) Plan that covers substantially all employees. The Company's contributions to the 401(k) and the profit sharing plan are at the discretion of the Board of Directors.

Independent Auditor's Report on
Internal Control

Required by Rule 17a-5 of the

Securities and Exchange Commission

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Stockholders
Guzman & Company

In planning and performing our audit of the statement of financial condition of Guzman & Company and Subsidiaries (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, the National Association of Securities Dealers, Inc. and the National Futures Association and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Company

Certified Public Accountants
Miami, Florida
February 3, 2003